UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 3

Pope Resources, A Delaware Limited Partnership

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

732857107

(CUSIP Number)

Marcus J. Williams Buchalter, APC 1000 Wilshire Suite 1500 Los Angeles, CA 90017 (213) 891-0700	Sean P. McCann Anne M. Pfeifle Davis Wright Tremaine LLP 920 Fifth Avenue, Suite 3300 Seattle, WA 98104 (206) 622-3150

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 8, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Maria M. Pope
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PT Pope Properties LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS PMG Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Oregon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Gordon P. Andrews Descendants’ Trust U/T/A December 31, 2012
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 732857107

1	NAMES OF REPORTING PERSONS Emily T. Andrews 1987 Revocable Trust (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Schedule 13D

Explanatory Note. This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by Maria M. Pope, Gordon P. Andrews, PT Pope Properties LLC, PMG Family Limited Partnership, Emily T. Andrews 1987 Revocable Trust, and Gordon Pope Andrews Descendants’ Trust U/T/A December 31, 2012 (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by the Reporting Persons, Pope MGP, Inc., a Delaware corporation (“MGP”), and Pope EGP, Inc., a Delaware corporation (“EGP”), with the Securities and Exchange Commission (the “SEC”) on April 8, 2019, as previously amended by Amendment No. 1, filed by MGP with the SEC on November 7, 2019, and Amendment No. 2, filed by the Reporting Persons, MGP and EGP on January 22, 2020 (collectively, the “Schedule 13D”). Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

The purpose of this Amendment is to reflect the disposition by the Reporting Persons of all equity securities of the Issuer beneficially owned by them, as a result of the consummation of the merger of Pacific LP Merger Sub III, LLC, a Delaware limited liability company, with and into the Issuer on May 8, 2020 (“Merger”), and certain transactions relating thereto (collectively and together with the Merger, the “Transactions”), pursuant to an Agreement and Plan of Merger dated January 14, 2020, as amended on April 1, 2020 (as so amended, the “Merger Agreement”), by and among the Issuer, Rayonier Inc., a North Carolina corporation (“Rayonier”), Rayonier, L.P., a Delaware limited partnership (“Opco”), Rayonier Operating Company LLC, a Delaware limited liability company, Rayonier Operating Company Holdings, LLC, a Delaware limited liability company, Pacific GP Merger Sub I, LLC, a Delaware limited liability company, Pacific GP Merger Sub II, LLC, a Delaware limited liability company, Pacific LP Merger Sub III, LLC, a Delaware limited liability company, EGP and MGP. Upon consummation of the Transactions, MGP and EGP, each previously among the Reporting Persons, merged with and into subsidiaries of Rayonier and ceased to exist, resulting in their omission from this Amendment No. 3.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On May 8, 2020, Rayonier completed its previously announced acquisition of the Issuer by virtue of the Merger. In connection with the Merger, (i) the Shareholders Agreement dated as of November 7, 1985, among MGP, EGP, the Issuer and the other persons party thereto, was terminated; (ii) MGP and EGP distributed to their respective shareholders all of the Units then held by each of them, totaling 60,000 Units, with each such shareholder receiving 50% of the Units then held by such entities; and (iii) each Unit ceased to be outstanding and was converted into a right of the holder thereof to receive merger consideration in the form elected by the holder among $125.00 in cash, 3.929 shares of Rayonier common stock, or 3.929 limited partner units of Opco, subject to proration in certain circumstances (the “Merger Consideration”). As a result of the Merger, the Reporting Persons disposed of all Units beneficially owned by them and received in exchange therefor the right to receive the Merger Consideration.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), (b) and (c) are amended and restated as follows:

(a) As a result of the Transactions, each of the Reporting Persons ceased to beneficially own any of the Units and any other equity securities of the Issuer. The information contained on each of the cover pages of this Amendment and the information set forth or incorporated in Items 4 and 6 are hereby incorporated herein by reference

(b) None.

(c) The information set forth in Item 6, below, is incorporated herein by reference. Additionally, on April 1, 2020, Gordon P. Andrews, a Reporting Person, sold a total of 600 Units pursuant to a prearranged trading plan in compliance with Exchange Act Rule 10b5-1.

Except as set forth under Item 4 and this Item 5, there were no transactions effected by the Reporting Persons in the Units within the past sixty (60) days.

ITEM 6.	CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended to add the following:

The information set forth in Item 4 above is incorporated herein by reference.

Other than the foregoing, to the knowledge of the several Reporting Persons, none of the Reporting Persons is party to any other contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2020	/s/ Maria M. Pope
MARIA M. POPE

PT POPE PROPERTIES LLC

Date: May 8, 2020	/s/ Maria M. Pope
By: Maria M. Pope
Title: Managing Member

PMG FAMILY LIMITED PARTNERSHIP

Date: May 8, 2020	/s/ Maria M. Pope
By: Maria M. Pope
Title: General Partner

Date: May 8, 2020	/s/ Gordon P. Andrews
GORDON P. ANDREWS

GORDON P. ANDREWS DESCENDANTS
TRUST

Date: May 8, 2020	/s/ Gordon P. Andrews
By: Gordon P. Andrews
Title: Trustee

EMILY T. ANDREWS 1987 REVOCABLE TRUST

Date: May 8, 2020	/s/ Gordon P. Andrews
By: Gordon P. Andrews
Title: Trustee